

25003039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42682

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Homestead Financial Services Corp.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4301 Wilson Boulevard

(No. and Street)

Arlington	**Virginia**	**22203**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Danielle Sieverling	**703-907-5993**	danielle.sieverling@nreca.coop
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Ave, Floor 11	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

09/24/03	**173**
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Homestead Financial Services Corporation and Subsidiary

Contents

OATH OR AFFIRMATION

I, Amy DiMauro , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Homestead Financial Services Corp. , as of
12/31 , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Notary Public

Signature:

Title:
Director and Treasurer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

 Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Homestead Financial Services Corp. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Homestead Financial Services Corp. and Subsidiary (the "Company") as of December 31, 2024, the related statements of net income and comprehensive income, changes in stockholder's equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relation to the Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively, the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Crowe LLP

We have served as Company's auditor since 2022.

New York, New York
March 24, 2025

Homestead Financial Services Corporation and Subsidiary

December 31, 2024

Consolidated Statement of Financial Condition

Assets	
Cash and cash equivalents	$ 11,435,432
Investments in Homestead Funds, at fair value	1,454,281
Accounts receivable	426,207
Due from Homestead Funds	1,636,037
Due from NRECA	10,798,084
Prepaid expenses and other assets	646,556
Deferred compensation asset	564,039
Deferred tax asset	277,679
Fixed assets, net	217,524
Total assets	**$ 27,455,839**

Liabilities and stockholder's equity

Liabilities	
Accrued liabilities	$ 3,118,575
Accrued employee expenses	703,972
Deferred compensation liability	564,039
Total liabilities	**4,386,586**

Stockholder's equity	
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	319,666
Accumulated earnings	22,692,408
Accumulated other comprehensive income	56,179
Total stockholder's equity	**23,069,253**
Total liabilities and stockholder's equity	**$ 27,455,839**

See accompanying notes to consolidated financial statements.

Homestead Financial Services Corporation and Subsidiary

December 31, 2024

Consolidated Statement of Net Income and Comprehensive Income

Income	
Management and administrative fees, net – Homestead Funds	$14,799,299
Management fees – benefit plans	6,279,103
Management fees – other	379,611
Service fees	761,621
Interest and dividends	1,044,610
Realized loss on investments	(46,847)
Net unrealized depreciation on investments	(50,633)
Total income	**23,166,764**
Expenses	
Personnel costs	10,811,143
Allocated administrative costs from NRECA	4,961,581
Technology and investment research	2,955,933
Money management fees	1,753,083
Professional fees	522,873
Promotional	220,910
Registration fees	198,171
Intermediary fees	159,340
Insurance	128,780
Communication	25,028
Other	1,024,566
Total expenses	**22,761,408**
Income before taxes	**405,356**
Income tax provision	(322,459)
Net income	**$82,897**
Other comprehensive income, net of tax	
Net loss on employee benefit plans .	($33,195)
Total other comprehensive income	**(33,195)**
Comprehensive income	**$ 49,702**

See accompanying notes to consolidated financial statements.

Homestead Financial Services Corporation and Subsidiary

December 31, 2024

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Income (AOCI)	Total
Balance, December 31, 2023	$1,000	$319,666	$23,109,511	$89,374	$23,519,551
Net income	-	-	82,897	-	82,897
Other comprehensive income			-	(33,195)	(33,195)
Dividends paid	-	-	(500,000)	-	(500,000)
Balance, December 31, 2024	$1,000	$319,666	$22,692,408	$56,179	$23,069,253

See accompanying notes to consolidated financial statements.

Homestead Financial Services Corporation and Subsidiary

Year Ended December 31, 2024

Consolidated Statement of Cash Flows

Cash flows from operating activities	
Net margin	$ 82,897
Adjustments to reconcile net income to net cash	
provided by operating activities	
Purchase of mutual fund shares	(1,563,124)
Reinvestments from sales of mutual fund shares	979,271
Realized loss from proceeds on mutual fund shares sold	29,593
Net unrealized depreciation on investment	
in Homestead Fund	57,946
Depreciation and amortization	83,934
Deferred tax asset	322,459
(Increase) decrease in assets	
Accounts receivable	(274,764)
Due from Homestead Funds	1,033,115
Due to NRECA (reduced by investing activities)	475,341
Prepaid expenses and other assets	(173,784)
Deferred compensation asset	(40,523)
(Increase) decrease in liabilities	
Accrued liabilities	205,185
Accrued employee expenses	49,549
Deferred compensation liability	40,523
Net cash provided by operating activities	1,307,618
Cash flows from investing activities	
Purchase of property and equipment	(152,098)
Due from NRECA (reduced by operating activities)	(1,055,826)
Net cash (used) provided by investing activities	(1,207,924)
Cash flows from financing activities	
Dividends paid	(500,000)
Net cash used in financing activities	(500,000)
Decrease in cash and cash equivalents	(400,306)
Cash and cash equivalents, beginning of year	11,835,738
Cash and cash equivalents, end of year	$ 11,435,432

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Homestead Financial Services Corp. (Homestead Financial Services) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. Homestead Financial Services is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Homestead Financial Services re-incorporated in the Commonwealth of Virginia on July 6, 1995. Homestead Financial Services is part of an affiliated group of subsidiaries consolidated with National Rural Electric Cooperative Association (NRECA).

Homestead Advisers Corp. (Homestead Advisers), a wholly owned subsidiary, is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. Homestead Advisers provides investment management and administrative services to Homestead Funds, Inc. and Homestead Funds Trust (Homestead Funds), affiliates of NRECA, multiple employer benefit plans administered by NRECA, NRECA, and other unaffiliated clients. Homestead Advisers also provides administration and consulting services for deferred compensation plans sponsored by NRECA.

Prior to May 1, 2022, Homestead Advisers was named RE Advisers Corporation and Homestead Financial Services was named RE Investment Corporation.

In 2024, NRECA provided personnel, property and services to Homestead Financial Services and Homestead Advisers (collectively, the Company), at a cost equal to the portion of NRECA's costs that are attributable to the Company.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of Homestead Financial Services's wholly-owned subsidiary, Homestead Advisers. All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis in accordance with accounting standards generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of the Federal Deposit Insurance Corporation limits of up to $250,000 per financial institution; however, the company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

Fair Value

Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for management fees and service fees. Expected credit losses have been evaluated and determined not to be material.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. All costs for property and equipment greater than $2,000 and all costs for leasehold improvements greater than $10,000 with a useful life of more than 1 year when acquired are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining life of the lease at the time of purchase. Software is amortized over its expected useful life, generally five years. When assets are sold or otherwise disposed of, the asset and the related accumulated depreciation and amortization are removed from the accounts, and any remaining gain or loss is included with operations.

Revenue Recognition

Revenues from management fees and administrative fees are recognized in the period in which the service is rendered and performance obligation is satisfied.

Revenues for mutual funds are calculated based on predetermined percentages of the average daily market values of assets under management, as defined in the investment management agreements. Management fees for separately managed accounts are calculated based on predetermined percentages of the average market value of assets under management at the end of each month. Management fees for the affiliated employer pension plans are calculated based on the actual cost of Homestead Advisers to provide the service, assuming Homestead Advisers' total costs are allocated based on the market value of net assets under management of the portfolios it services at the end of each month. Revenues for service fees for administration and consulting for deferred compensation plans are calculated based on the value of the assets or the number of participants in each plan, depending on the type of plan, as defined in the deferred compensation consulting services agreement. Revenues are recognized when obligations under the terms of contracts with customers are satisfied, which is over time as the services are rendered.

Expenses

Expenses are recognized by the Company during the period in which they are incurred. Expenses paid in advance and not yet incurred are deferred to the applicable period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in a consolidated income tax return filed by NRECA United Holdings, Inc., its parent company, and the provision for income taxes is computed on a separate company basis.
The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state, or local tax authorities for years before 2021.

Comprehensive Income

The company's other comprehensive income consists of actuarial unrealized gains on employee benefit plans.

2. Investments in Homestead Funds

At December 31, 2024, Homestead Advisers held shares in the Homestead Funds, a related party. These mutual fund investments are classified as trading securities and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. The fair values of each fund are based on each fund's net asset value reported as of the financial statement report date. The fair value of Homestead Advisers' investments in the funds at December 31, 2024, are as follows:

Short-Term Bond Fund	$ 367,994
Intermediate Bond Fund	365,498
Value Fund	355,419
Growth Fund	365,370
Total	**$1,454,281**

At December 31, 2024, Homestead Advisers held $11,319,837 in the Homestead Daily Income Fund, a money market fund valued at $1.00 and reflected in cash and cash equivalents on the consolidated statements of financial condition.

3. Fair Value

FASB ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Association has the ability to access.

Level 2: Inputs based on quoted market prices of investments that are actively traded or for which certain inputs are not observable, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and reflect management's best estimate of what market participants would use in pricing the asset or liability at fair value.

The investments in Homestead Funds, which are mutual funds, and are also classified as trading securities, are considered Level 1, and measured at fair value on a recurring basis based on each Funds' net asset value reported as of the financial statement date.

4. Fixed Assets

Fixed assets consist of the following at December 31, 2024:

Software	$1,162,439
Leasehold improvements	257,653
Furniture and equipment	350,464
	1,770,556
Less accumulated depreciation and amortization	(1,553,032)
Fixed assets, net	$ 217,524

5. Investment Management and Administrative Agreements

Homestead Advisers has entered into investment management or administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Intermediate Bond Fund, Rural America Growth & Income Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Equity Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the SEC under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' prospectuses.

On June 12, 2024 the Rural America Growth & Income Fund was liquidated.

For the year ended December 31, 2024, the Funds incurred the following management or administrative fees:

Daily Income Fund	$ 878,524
Short-Term Government Securities Fund	257,715
Short-Term Bond Fund	2,630,726
Intermediate Bond Fund	810,810
Rural America Growth & Income Fund	21,038
Value Fund	4,769,996
Growth Fund	2,302,509
Small-Company Stock Fund	2,018,284
International Equity Fund	661,004
Stock Index Fund	620,792
	14,971,398
Contractual and voluntary waivers	172,099
Net fees	**$ 14,799,299**

Homestead Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, Homestead Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Pursuant to the expense limitation agreements and voluntary waiver, $172,099 of management fees were waived from the Funds for the year ended December 31, 2024.

At December 31, 2024, the Funds owed $1,636,037, to Homestead Advisers for management fees due and amounts paid on their behalf.

Homestead Advisers has entered into investment management agreements with the NRECA 401(k) Pension Plan, Retirement Security Plan, and Group Benefits Program (Plans). The Plans are multiple employer retirement plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) and are administered by NRECA. Per the agreements, NRECA reimburses the Company for the portion of the Company's costs associated with managing the Plans. For the year ended December 31, 2024, management fees from the Plans were $6,279,103. Any receivables at December 31, 2024 are included in due from NRECA on the consolidated statements of financial condition.

Homestead Advisers has other investment management agreements with unrelated entities. As of December 31, 2024, Homestead Advisers' receivables from these companies were $96,371. Management fee income from these agreements was $378,547 for the year ended December 31, 2024.

Homestead Advisers has entered into an investment management agreement with NRECA, its parent company and a related party. As of December 31, 2024, Homestead Advisers' receivable from NRECA for these services was $10,972 and management fee income for the year ended December 31, 2024 was $43,061.

Homestead Advisers has entered into a contract with NRECA, to provide administration and consulting services for deferred compensation plans sponsored by NRECA. For the year ended December 31, 2024

Homestead Adviser receivable from various co-operatives related to these services was $25,900 and service fee income for the year ended December 31, 2024 was $761,621.

6. Disaggregated Revenue

The following table details disaggregated revenue from contracts with customers:

Revenue from contracts with customers	
Management and administrative fees, net – Homestead Funds	$ 14,799,299
Management fees – benefit plans	6,279,103
Management fees – seperately managed accounts	378,547
Management fees – other	1,064
Service fees	761,621
Total revenue from contracts with customers	**$22,219,634**
Interest and dividends	$ 1,044,610
Realized loss on investments	(46,847)
Net unrealized depreciation on investments	(50,633)
Total revenue	**$23,166,764**

7. Regulatory Requirements

Homestead Financial Services is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 0 to 1. At December 31, 2024, the Company had regulatory net capital of $8,167,571 and a regulatory net capital requirement of $292,439. The Company's ratio of aggregate indebtedness to regulatory net capital was .5 to 1 at December 31, 2024. On a stand-alone basis Homestead Financial Services had a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2024.

The Company filed its FOCUS report on an unconsolidated basis, while the supplemental schedule is on a consolidated basis. The following reconciles the Company's computation of net capital at December 31, 2024 as reported in the (unaudited) amended Part IIA of Form X-17A-5 with the Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) amended Focus Report	$ 13,284
Plus subsidiary's investments	12,876,429
Less haircuts on subsidiary's investments	(335,556)
Less liabilities of subsidiary	(4,386,586)
Consolidated net capital	$ 8,167,571

Homestead Financial Services operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, claims an exemption from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those

involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

8. Pension Plan and Other Postretirement Benefits

Substantially all employees of Homestead Advisers participate in the Retirement Security Plan (RS Plan) and the 401(k) Plan administered by the NRECA.

RS Plan

The RS Plan is a defined benefit, multiple employer plan qualified under Section 401 of the IRC and is exempt from federal income tax under Section 501(a) of the IRC. The employer identification number of the plan sponsor, NRECA, is 53-0116145 and the plan number is 333. For GAAP purposes, the RS Plan is considered a multi employer plan. In a multi employer plan all plan assets are available to pay benefits of any plan participant. Separate asset accounts are not maintained for participating employers and, as a result, assets contributed by one employer may be used to provide benefits to employees of other participating employers. In the RS Plan, a zone status determination is not required and, therefore, not determined, under the Pension Protection Act (PPA) of 2006. In addition, the accumulated benefit obligations and plan assets are not determined or allocated separately by individual employer. In total, the RS Plan was over 80 percent funded at January 1, 2024, based on the PPA funding target and PPA actuarial value of assets on those dates. Because the provisions of the PPA do not apply to the RS Plan, funding improvement plans and surcharges are not applicable. Future contribution requirements are determined each year as part of the actuarial valuation of the plan and may change as a result of plan experience.

All employees of Homestead Advisers that work a minimum of 1,000 hours per year are eligible to participate in the RS Plan after completing one year of service. Pension contributions are made equal to the amounts accrued for pension expense, including amortization of past service costs. Pension contribution expense, which is included in personnel costs in the consolidated statement of net income and comprehensive income, for the year ended December 31, 2024, amounted to $732,991. In 2024, Homestead Advisers elected to participate in the prepayment option offered to participating employers. Contributions in 2024 represented less than 5 percent of the total contributions made to the RS Plan by all participating employers.

401(k) Plan

The 401(k) Plan is a defined contribution, multiple employer plan qualified under Section 401(k) of the IRC and is exempt from federal income tax. All employees of Homestead Advisers who work a minimum of 1,000 hours per year and have completed one month of service are eligible to make contributions to the 401(k) Plan. Participants can make contributions through salary deferral subject to Internal Revenue Service maximum limitations. For 2024, Homestead Advisers made matching contributions up to 5% of each eligible participant's annual base salary. Additionally, Homestead Advisers contributed a special employer base contribution of $2,000 for 2024. The 401(k) Plan pension expense, which was included in personnel costs on the consolidated statement of net income and comprehensive income, for the year ended December 31, 2024, was $302,727.

Postretirement Benefits Other than Pensions

In addition to providing pension benefits, Homestead Advisers provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits at retirement after meeting minimum age and annual hours worked requirements. Benefits are provided through medical plans in which the employees are enrolled at the time of retirement. Homestead Advisers allows these retirees to participate in the NRECA Group Benefits Program upon retirement, but only if they pay 100% of the premium. The plan continues to be contributory, with retiree contribution levels based on years of service. The plan also contains other cost-sharing features, including deductibles and coinsurance. All Medicare-eligible participants were required to obtain their own medical, prescription drug and vision coverage, with no change in subsidy.

The following table sets forth the postretirement benefits obligation at December 31, 2024:

Postretirement benefit obligation, beginning of year	$ 182,172
Service cost	8,973
Interest cost	7,906
Actuarial (gain)/loss, net	(13,917)
Estimated benefit cost	(8,313)
Postretirement benefits obligation, end of year	**$ 176,821**

The present value of the postretirement benefit obligation was as follows at December 31, 2024:

Accumulated postretirement benefit obligation (APBO):	
Active participants not yet eligible	$ 77,553
Fully eligible active participants	-
Retirees, disabled, and dependents	99,268
Postretirement benefit obligation	**$ 176,821**

Homestead Adviser's postretirement benefit obligation approximates fair value and is unfunded as of December 31, 2024.

Components of the net periodic postretirement benefit cost and other postretirement benefit related changes included in the consolidated statement of net income and comprehensive income were as follows for the year ended December 31, 2024:

Service cost	$ 8,973
Interest cost	7,906
Actuarial (gain)/loss, net	(13,917)
Net periodic postretirement benefit cost and other postretirement benefit related changes	**$ 2,962**

In 2024 payment of $8,313 was made for retiree health and life insurance. The weighted-average discount rate used in calculating the postretirement liability and the discount rate used in calculating

the net periodic benefit cost was 5.05% in 2024. The 2024 health care trend rates were 5.39% for 2024, 6.25% for 2025, 6.00% for 2026, 5.75% for 2027, 5.50% for 2028, 5.25% for 2029, and 5.00% for subsequent years.

The Homestead Advisers' estimated future benefit payments to the postretirement benefit plan are as follows:

2025	$ 8,776
2026	9,426
2027	10,144
2028	11,651
2029	12,024
Thereafter	112,041

Given the estimated rates included in the calculations of these accumulated benefit obligations, it is possible amounts recorded under this plan may change in the near term.

Other Plans

The Homestead Advisers has established an Executive Benefit Restoration Plan (EBR Plan), whereby, employees whose compensation exceeds Section 401(a)(17) limitations of the IRC or whose benefit under the RS Plan exceeds Section 415 limitations of the IRC, and who are designated by the Board, and who have a pension limitation, as defined in the plan document, on their normal retirement date are eligible for benefits. Benefits are paid after attainment of normal retirement date and continue annually provided that a pension limitation exists. The benefit is forfeited in its entirety if the employee is terminated for any reason before attainment of normal retirement date.

The following table sets forth the projected benefits obligation of the EBR Plan at December 31, 2024:

Projected benefit obligation , beginning of year	$ 291,832
Service cost	69,709
Interest cost	15,562
Actuarial gain	16,699
Benefits paid	-
Projected benefits obligation, end of year	**$ 393,802**

Components of the net projected benefit obligation cost and other projected obligation benefit related changes to the EBR Plan included in the consolidated statement of net income and comprehensive income were as follows for the year ended December 31, 2024:

Service cost	$ 69,709
Interest cost	15,562
Actuarial gain	16,699
Net projected benefit obligation cost and	
other projected benefit obligation related changes	**$ 101,970**

The EBR Plan expense, which was included in personnel costs on the consolidated statement of net income and comprehensive income, was an expense of $101,970 for the year ended December 31, 2024. At December 31, 2024, the pro rata actuarial present value of the benefits amounted to $393,802, which was included in accrued employee expenses on the statement of financial condition. A net loss of $33,195 was recognized in accumulated other comprehensive income, representing an actuarial loss of $12,190 and service costs of $21,005, after tax. The accumulated benefit obligation was $76,957 as of December 31, 2024.

9. Deferred Compensation

Incentive plan agreements for certain portfolio managers exist, which require the deferral of 20% of the incentive earned for each year be paid out in three equal installments after the second, third, and fourth year following the performance period. Employees must be employed on the installment payout date in order to receive the payment. Under the agreements, the deferred portion of the earned incentive is credited to a Homestead Fund Daily Income Fund account for their benefit. In 2024, $277,150 was deposited into accounts for the benefit of employees. The value of the accounts for deferred incentive at December 31, 2024 was $564,039, and is reflected in the financial statement as deferred compensation asset, with a corresponding liability.

10. Income Taxes

Deferred tax assets had the following components as of December 31, 2024:

Depreciation	$ 1,524
Unrealized loss on investments	64,151
Incentives pay	212,004
Net operating losses	226,572
Valuation allowance	(226,572)
Net deferred tax assets	**$ 277,679**

In 2024, an entity within the NRECA United Holdings, Inc. consolidated group experienced a significant loss which caused management to reassess whether sufficient future taxable income will be generated to permit use of the existing deferred tax asset. In recognition of the risk the net operating loss carryforwards will not be recognized, a valuation allowance of $226,572 has been applied to the deferred tax asset attributable to net operating losses of $780,895.

The income tax provision of $322,459, includes a reversal of prior year deferred tax benefit of $317,101.

The provision for income taxes differs from that computed by applying federal statutory rates to income before income taxes, as indicated in the following analysis:

Statutory tax benefit at 21% rate	$ (85,125)
State and local taxes - net	(24,321)
Reverseal of prior year tax benefit	(317,101)
Non-deductible expenses and other	104,088
Income tax provision	**$ (322,459)**

11. Related Parties

The Company participates in a cash management program with NRECA and other subsidiaries of NRECA. The cash is invested by NRECA in a separately managed account managed by Homestead Advisers, which earned $390,427 in interest, $17,254 in realized loss, and $7,313 in unrealized gains during the year. These amounts are included within the interest, realized gain, and unrealized gain line items of the consolidated statement of net income and comprehensive income. At December 31, 2024 the Company's parent, NRECA, owed the Company $10,798,084 for consolidating investing activities.

Per the investment management or administrative agreements between Homestead Advisers and each Homestead Fund, Homestead Advisers agrees to provide the officers to the Homestead Funds, in addition to providing investment management and other administrative services. Homestead Advisers provides to the Homestead Funds the CEO, as well as other officers who also serve as officers of Homestead Advisers. In exchange for these services, the Homestead Funds paid Homestead Advisers an investment management or administrative fee in 2024 as explained in note 4.

The Company paid its parent a dividend of $500,000 in 2024.

12. Homestead Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary Homestead Advisers as of December 31, 2024:

Assets	$27,291,703
Stockholder's equity	$22,905,117

As of December 31, 2024, the $22,905,117 of stockholder's equity and $4,386,586 of the subordinated liabilities of Homestead Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of Homestead Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $8,154,287 and $287,439.

13. Segment Reporting

The Company adopted Financial Accounting Standards Board Updated 2023-7, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures ("ASU 2023-07") during the period. The Company's adoption of the new standard impacted financial statement disclosures only and did not affect the Company's financial position or results of operations.

Topic 280 defines an operating segment as a component of a public entity that engages in business activities from which it may recognize revenues and incur expenses, has operating results that are regularly reviewed by the public entity's chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and has discrete financial information available. The Chief Executive Officer of Homestead Advisers, acts as the Company's CODM and is responsible for assessing performance and allocating resources. The Company represents a single operating segment, as the CODM assesses the operating results of the Company as a whole.

The Company's primary business activities are investment management, administration, and selling of the Homestead Funds, in addition to investment management for other affiliated and unaffiliated entities. The CODM uses net income, which is consistent with that presented within the Company's financial statements, along with the Company's annual and year to date budget and latest forecast to assess performance and reallocate resources. The net income and significant segment expenses for each Fund are reflected in the Consolidated Statement of Net Income. Segment assets are total assets which is disclosed in the Consolidated Statement of Financial Condition.

14. Subsequent Events

The Company evaluated subsequent events through March 24, 2025, which is the date the consolidated financial statements were issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.

Supplemental Information

Homestead Financial Services Corporation and Subsidiary

December 31, 2024

Schedule I, Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital Pursuant to Rule 15c3-1		
Computation of Net Capital:		
Total stockholder's equity from the consolidated statement of financial condition	$	23,069,253
Less: Nonallowable assets:		
Accounts receivable		426,207
Due from Homestead Funds		1,636,037
Due from NRECA		10,798,084
Prepaid expenses and other assets		646,556
Deferred compensation		564,039
Deferred tax asset		277,679
Fixed assets, net		217,524
Net capital before haircut on securities positions	$	8,503,127
Haircut on investments in Homestead Funds, at fair value		(335,556)
Net capital	$	8,167,571
Computation of Basic Net Capital Requirement:		
Minimum net capital required, 6 2/3% of $4,386,586 pursuant to Rule 15c3-1	$	292,439
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	292,439
Excess net capital	$	7,875,132
Computation of Aggregate Indebtedness:		
Accrued liabilities	$	3,118,575
Accrued employee expenses		703,972
Deferred compensation liability		564,039
Total Aggregate Indebtedness Liabilities	$	4,386,586
Percentage of aggregate indebtedness to net capital		54%

The Company filed its FOCUS report on an unconsolidated basis, while the supplemental schedule is on a consolidated basis. The following reconciles the Company's computation of net capital at December 31, 2024 as reported in the (unaudited) amended Part IIA of Form X-17A-5 with the Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) amended Focus Report	$	13,284
Plus subsidiary's investments		12,876,429
Less haircuts on subsidiary's investments		(335,556)
Less liabilities of subsidiary		(4,386,586)
Consolidated net capital	$	8,167,571

Homestead Financial Services Corporation and Subsidiary

December 31, 2024
Schedule II, Computation for Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3 (exemption)

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c-3-3 under the Securities Exchange Act of 1934 is not included as the Company claims exemption from such computation under Section (k)(1), as the Company's transactions as broker are limited to the purchase, sale and redemption of redeemable securities of registered investment companies; and the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker and does not otherwise hold funds or securities, or owe money or securities to, customers; and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment management activities of its subsidiary Homestead Advisers Corporation and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Homestead Financial Services Corporation and Subsidiary

December 31, 2024
Schedule III, Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 (exemption)

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(1), as the Company's transactions as broker are limited to the purchase, sale and redemption of redeemable securities of registered investment companies; and the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker and does not otherwise hold funds or securities, or owe money or securities to, customers; and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment management activities of its subsidiary Homestead Advisers Corporation and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.